Contact

www.linkedin.com/in/shadie-
bisharat-559628b (LinkedIn)
www.kimah.net (Company)

Top Skills

Global Marketing
Lean Manufacturing
Continuous Improvement

Languages

German
English
Arabic
Hebrew

Shadie Bisharat

CEO | Board Director | Investor | Advisor
Herzliya, Tel Aviv District, Israel

Summary

A result-oriented, dynamic and highly motivated manager, with
solid technical and business background. Over several years of
experience in Management field, in a variety of positions, with a
broad range of responsibilities including: General Management,
Sales & Marketing, Design & Development, Corporate Business
Development, Global Strategy, Business Unit Operations/
Transformation Projects. High experience in leading multinational
and interdisciplinary teams Globally.

Experience

Coral Smart Pool
Chief Executive Officer
December 2021 - Present (3 years 3 months)
Binyamina

Kimah
Director General
July 2019 - Present (5 years 8 months)
Herzliyya, Tel Aviv, Israel

ILF - Israeli Leadership Forum
Board Director
January 2018 - Present (7 years 2 months)

IRP Systems
Vice President of Sales
December 2020 - December 2021 (1 year 1 month)
Tel Aviv, Israel

HAM-LET Valves and Fittings
EMEIA President
April 2018 - June 2019 (1 year 3 months)
Israel

Arkal Automotive

11 years

VP Global Sales & Marketing

May 2013 - March 2018 (4 years 11 months)

Arkal Develop & Supplies lightweight innovative technical parts to the Automotive industry. I'm Responsible for developing and implementing the company's global marketing strategy which includes business development, product development, managing RFQ's and acquisition of new business, furthermore after nomination my department is responsible for the complete project management from R&D till the establishment of manufacturing processes and serial production.
Member of the company board of management, Reporting Directly to the company Global CEO.

Executive VP - Arkal Germany

July 2010 - June 2013 (3 years)

Managing the company's business activity and programs in Europe, reporting directly to Arkal Automotive Global CEO

Global Project Manager

2007 - July 2010 (3 years)

Managing Global projects in the automotive industry, accompanying the projects from the RFQ stage throughout the products design and development, process design, logistic planning, until (including) installation of the production lines and starting serial production.
> Managing cross-functional departments and teams
> Supervising project on-time, on-budget deliveries and plans.
> Operating and controlling vendors, suppliers and internal business units from different geographical locations and various cultures.

Education

The Wharton School

GCP, Global Consulting Practicum · (2009 - 2010)

Reichman University

MBA, GLOBAL MBA · (2008 - 2010)

Technion - Israel Institute of Technology

B.Sc, Industrial Engineering and management · (2002 - 2006)

Baptist